UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
 Specialized Disclosure Report

Energizer Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

Missouri	001-36837	36-4802442
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8235 Forsyth Boulevard, Suite 100
St. Louis, Missouri 63105
(Address of Principal Executive Offices, and Zip Code)

John J. Drabik
Executive Vice President, Chief Financial Officer

(314) 985-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
_X___ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

____ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

This Form SD of Energizer Holdings, Inc. (the “Registrant”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, for the reporting period January 1, 2025 to December 31, 2025.

A copy of the Registrant’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and incorporated by reference herein and is publicly available at https://www.energizerholdings.com/company/partners-suppliers/overview. The website and information accessible through it are not incorporated into this document.

Item 1.02 - Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 - Exhibits
Item 3.01 - Exhibits
Exhibit No.	Description
1.01	Conflict Minerals Report of Energizer Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENERGIZER HOLDINGS, INC.

By: /s/ John J. Drabik
John J. Drabik

Executive Vice President and Chief Financial Officer

Dated: May 22, 2026